SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 29, 2006


                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



  Form 20-F      X               Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


     Yes                            No          X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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                CNOOC Limited Made Record Interim Results Again

      (Hong Kong, August 29, 2006) CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") announced today, its financial and operating results in the first half of 2006 hit the highest record since its listing, with total revenues, net profits and net production all increased steadily. The total revenue of the Company amounted to RMB 48.34 billion, a year on year
(yoy) increase of 47.2%. The net profit reached RMB 16.28 billion, a yoy increase of 37.6%, and net oil and gas production 81.7 million BOE, a yoy increase of 7.4%.

      For the first half of 2006, the Company has generated RMB 35.48 billion from oil and gas sales, representing an increase of 43.4% over the same period last year. The stable growth of oil and gas production, together with rise in average realized oil prices, are the main driving forces for the notable increase in revenue from oil and gas sales. Our average realized oil price reached US$62.39 per barrel, up 42.1% from the same period last year.

      Meanwhile, the Company produced 68.3 million barrels of crude oil and
77.6 billion cubic feet of natural gas. The net oil and gas production from offshore China was 74.4 million BOE, up 7.2% from the same period last year.

      Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company, commented " Benefiting from favorable external operating environment, as well as our solid and healthy operational performance, we have achieved exciting operating results in the first half of this year."

      In the past six months, all of our operations proceeded smoothly. As of June 30 2006, we have made 6 new oil and gas discoveries and appraised 2 structures successfully. Moreover, 4 oil and gas projects have commenced production as scheduled.

      Meanwhile, our natural gas business made encouraging progress. Our partner, Husky, has made the first deepwater gas discovery, Liwan 3-1, in South China Sea. In addition, the first shipment of liquefied natural gas from the Australian Northwest Shelf gas project successfully arrived at Guangdong LNG terminal.

      We have also achieved new breakthroughs in our overseas business development. In the first half, we completed the acquisition of a 45% interest in Nigerian OML 130 block, and further extended our exploration activities to Equatorial Guinea, Australia, Kenya, etc.

      Our earnings per share in the first half of 2006 are RMB 0.39. The board of directors has approved the payment of an interim dividend of HK$ 0.12 per share, to share the stable growth of the Company with our shareholders.

                                     -End-

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Victor Zhikai Gao
                                                -------------------------------
                                                Name: Victor Zhikai Gao
                                                Title:  Company Secretary



Dated: August 29, 2006